[DERMA SCIENCES LOGO OMITTED]

DERMA SCIENCES, INC.

2002 Annual Report

214 Carnegie Center, Suite 100
Princeton, New Jersey 08540
800-825-4325

Description of Business

Overview

        Derma Sciences, Inc. (“Derma Sciences”) was incorporated under the laws of Colorado on September 10, 1984. On June 3, 1996 Derma Sciences changed its state of domicile to Pennsylvania.

        In September, 1998 Derma Sciences acquired Genetic Laboratories Wound Care, Inc. (“Genetic Labs”) by means of a tax-free reorganization whereby Genetic Labs became a wholly-owned subsidiary of Derma Sciences. In December, 1999, pursuant to an Agreement and Plan of Merger dated December 27, 1999, Genetic Labs was merged into Derma Sciences by means of a tax-free reorganization whereby the separate corporate existence of Genetic Labs ceased.

        In November, 1998 Derma Sciences purchased the stock of Sunshine Products, Inc. (“Sunshine Products”) in a cash transaction. As a result of the stock purchase, Sunshine Products became a wholly-owned subsidiary of Derma Sciences.

        In August, 2002 Derma Sciences acquired the assets of Dumex Medical Inc, a leading manufacturer and distributor of wound care and related medical devices to the Canadian market. The acquisition was effected by Derma Sciences’ wholly-owned Canadian subsidiary, Dumex Medical Canada Inc. (“Dumex Canada”).

        Derma Sciences and its subsidiaries Sunshine Products and Dumex Canada are referred to collectively as the “Company.” The Company’s executive offices are located at 214 Carnegie Center, Suite 100, Princeton, New Jersey.

        The Company engages in the manufacture, marketing and sale of three dermatological related product lines: wound care, wound closure-fasteners and skin care. The Company’s customers consist of various health care agencies and institutions such as nursing homes, hospitals, home healthcare agencies, physicians offices and retail and closed door pharmacies. The Company sells its products principally through distributors servicing these markets in the Unites States and select international markets. In Canada, the majority of the sales are made directly to hospitals. The company’s principal manufacturing and distribution facilities are located in St. Louis, Missouri and Toronto, Canada. The Company through a wholly-owned subsidiary of Dumex Canada maintains a manufacturing facility in Nantong, China producing wound care products.

The Company’s Markets

Wound Care

        The Company markets a line of wound care and surgical products to doctors, clinics, nursing homes, hospitals and other institutions. The Wound Care line consists of basic and advanced dressings, ointments and sprays designed to manage and treat a wide range of skin conditions from basic burns, skin tears, abrasions and incontinence related skin impairment to chronic non-healing skin ulcerations such as pressure, diabetic and venous ulcers, surgical incisions and serious burns. Many of the Company’s chronic wound care products seek to provide an environment conducive to wound healing by addressing, in addition to healing factors such as protection and infection control, additional healing factors such as vitamins, minerals, zinc, moisture, pH balance and nutrition.

Wound Closure — Fasteners

        The Company markets a line of wound closure strips, nasal tube fasteners and a variety of catheter fasteners to doctors, clinics, nursing homes, hospitals and other institutions. The Company’s wound closure strips eliminate the need for sutures on the surface of many surgical wounds, decrease the incidence of scarring and infection and promote wound healing. In contrast to the characteristics of surgical tapes, these wound closure strips yield to the movement of the skin thereby reducing traction blisters at the wound site. In addition, these wound closure strips provide excellent adherence, optimum surgical wound security and protection from irritation and skin shearing.

        The Company’s nasal tube and catheter fasteners facilitate attachment of suction tubes, feeding tubes, urinary catheters, gastrostomy tubes, wound drainage systems, IV’s and chest tubes. These fasteners incorporate dynamic tape-to-skin adhesion which minimizes irritation, blistering and skin shear. Further, the fasteners’ single piece construction permits adoption of rapid and standardized attachment procedures.

Skin Care

        The Company markets general purpose and specialized skin care products to nursing homes, hospitals, home healthcare agencies and other institutions. These products include bath sponges, antibacterial skin cleansers, soaps, hair and body washes, lotions, body oil and moisturizers. The Company’s skin care products are designed to enable customers to implement and maintain successful skin care/hygiene programs.

Directors and Executive Officers

        The directors and executive officers of the Company are:

Name                                    Age    Position held with the Company
----                                    ---    ------------------------------

Edward J. Quilty (1)..................  52     Chairman, President and Chief Executive Officer
John E. Yetter, CPA...................  50     Vice President and Chief Financial Officer
William Goodwin.......................  43     Executive Vice President - President Dumex Medical Canada Inc.
Robert C. Cole........................  50     Vice President - Sales and Marketing
Srini Conjeevaram (1)(2)(3)...........  44     Director
Stephen T. Wills, CPA, MST (1)(2)(3)..  46     Director
James T. O'Brien (2)..................  64     Director
C. Richard Stafford, Esq. (2)(3)......  67     Director
Richard J. Keim (3)...................  67     Director
_________________
(1)  Member of the Nominating Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Audit Committee.

Market for Common Equity and Related Shareholder Matters

        The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol “DSCI.OB.” The Common Stock is also traded on the Boston and Pacific Stock Exchanges under the symbol “DMS.” The Company’s Common Stock commenced trading on May 13, 1994. The following table sets forth the high and low bid prices for the Company’s Common Stock:

                    Quarter Ended                         High        Low
                    -------------                         ----        ---

                    March 31, 2001                        $0.59      $0.22
                    June 30, 2001                         $0.65      $0.23
                    September 30, 2001                    $0.71      $0.38
                    December 31, 2001                     $0.80      $0.25
                    March 31, 2002                        $0.80      $0.53
                    June 30, 2002                         $0.72      $0.35
                    September 30, 2002                    $0.85      $0.35
                    December 31, 2002                     $0.85      $0.35

        The stock prices reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. There is no public market for the Company’s preferred stock.

        As of the close of business on February 28, 2003, there were 1,215 holders of record of the Common Stock.

        The Company has paid no cash dividends in respect of its Common Stock and does not intend to pay cash dividends in the near future.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference to Consolidated Financial Statements

        Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s consolidated financial statements and notes to consolidated financial statements set forth below under Item 7.

Results of Operations

        The 2002 operating results include as of August 26, 2002 the operating results of the Company’s newly established subsidiary, Dumex Medical Canada Inc. Unless otherwise indicated by the context, the term “Dumex” is used throughout this discussion in reference to the operations of Dumex Medical Canada Inc.

        Net sales increased $2,687,397, or 29.7%, to $11,749,472 in 2002 from $9,062,075 in 2001. Gross profit decreased to 44.8% in 2002 from 49.2% in 2001. Operating expenses increased $746,096, or 18.0%, in 2002 to $4,891,019 from $4,144,923 in 2001. Interest expense increased $51,603 in 2002 to $239,079 from $187,476 in 2001. Other expense increased $142,163 in 2002 to $66,586 from $75,577 income in 2001. Net income of $61,368 was generated in 2002 versus $192,398 in 2001.

        The following table highlights the impact on 2002 operating results of the August 26, 2002 acquisition by the Company’s subsidiary, Dumex Medical Canada Inc., of substantially all of the assets of Dumex Medical Inc. (the “Dumex Acquisition”).

                                                           2002                              2001
                                       ---------------------------------------------         ----
                                       Consolidated       Dumex (*)         Derma            Derma
                                       ------------       ---------         -----            -----

Net sales                               $11,749,472       $3,026,600      $8,722,872       $9,062,075
                                        -----------       ----------      ----------       ----------
Gross profit                              5,260,202          543,095       4,717,107        4,457,720
                                        -----------       ----------      ----------       ----------
Operating expenses                        4,891,019          673,365       4,217,654        4,144,923
Interest expense                            239,079           45,587         193,492          187,476
Other expense (income)                       66,586            6,357          60,229          (75,577)
                                        -----------       ----------      ----------       ----------
Total expenses                            5,196,684          725,309       4,471,375        4,256,822
Income (loss) before income taxes            63,518         (182,214)        245,732          200,898
Provision for taxes                           2,150                0           2,150            8,500
                                        -----------       ----------      ----------       ----------
Net income (loss)                       $    61,368       $ (182,214)     $  243,582       $  192,398
                                        ===========       ===========     ==========       ==========

_______________
(*)Since August 26, 2002.

        Excluding the Dumex acquisition, 2002 net sales decreased $339,203, or 3.7%, to $8,722,872 versus $9,062,075 in 2001. Derma net sales were adversely impacted by loss of the Beverly contract and competitive pressure principally in the skin care line. Excluding the Dumex acquisition, net income increased $51,184 to $243,582 in 2002 versus $192,398 in 2001 due to improved asset management and cost controls.

Sales Overview

        The Company’s sales are derived from its wound care, wound closure-fasteners and skin care product lines. Wound care sales consist mainly of Dermagran ointment and spray and hydrophilic wound dressings and the Dumex product line. Wound closure-fasteners sales consist primarily of wound closure strips and catheter fasteners. Skin care sales consist of bath sponges, body washes, shampoos, incontinent care products, skin conditioners, disinfectants and deodorizers.

        Gross sales are adjusted for trade rebates, cash discounts and Medicaid rebates to derive net sales. Gross to net sales adjustments comprise the following:

                                    Year ended December 31,
                                    -----------------------
                                   2002                 2001
                                   ----                 ----

Gross sales                     $12,707,351         $10,085,620

Trade rebates                      (689,967)           (763,683)
Cash discounts                     (193,037)           (194,985)
Medicaid rebates                    (74,875)            (64,877)
                                ------------        ------------
Net sales                       $11,749,472         $ 9,062,075
                                ===========         ===========

        Gross sales increased $2,621,731, or 26.0%, in 2002 versus 2001 due to the inclusion of Dumex sales from August 26, 2002 together with higher wound care and wound closure-fastener product sales, partially offset by lower skin care sales associated principally with the loss of the Beverly contract in May 2001. Trade rebates were lower due principally to discontinuation of a wound care related incentive rebate agreement in November 2001 and to the absence of any rebate intensive Beverly skin care sales in 2002.

        The following table presents net sales by product line expressed in dollars and percentage change:

                                 Year Ended December 31,
                                 -----------------------
Product Line                      2002             2001                  Variance
------------                      ----             ----                  --------

Wound care                    $ 6,007,456       $2,979,406      $3,028,050       101.6%
Wound closure-fasteners         3,157,218        2,898,321         258,897         8.9%
Skin care                       2,584,798        3,184,348        (599,550)      (18.8%)
                              -----------       ----------      -----------
Total                         $11,749,472       $9,062,075      $2,687,397        29.7%
                              ===========       ==========      ==========

        Net sales increased $2,687,397, or 29.7%, in 2002 versus 2001. Wound care sales increased due to the acquisition of Dumex on August 26, 2002. Excluding Dumex sales, wound care sales were flat compared to 2001. In 2002, wound care net sales excluding Dumex were favorably impacted by a reduction in rebates payable which were offset by competitive pressures. Wound closure-fasteners sales increased $258,897, or 8.9%, due principally to increased sales from the private label Suture Strip agreement initiated in late 2001. Additional factors in this increase were higher Percu Stay sales attributable to a large customer’s work-off of excess inventory and return to normal ordering patterns, along with modest inroads into non-acute care markets. Sales of skin care products were lower due to competitive market pressures and termination of the Beverly contract, but were helped by the introduction of a new patient bathing sponge.

Net Sales, Cost of Sales and Gross Profit

        The Company’s net sales, cost of sales, gross profit and gross profit margins for 2002 and 2001 are outlined in the table below:

                                Year ended December 31,
                                -----------------------
                             2002                     2001                    Variance
                   ---------------------     --------------------      ---------------------

Net sales          $11,749,472    100.0%     $9,062,075    100.0%      $2,687,397      29.7%
Cost of sales        6,489,270     55.2%      4,604,355     50.8%       1,884,915      40.9%
                   -----------    ------     ----------    ------      ----------

Gross profit       $ 5,260,202     44.8%     $4,457,720     49.2%      $  802,482      18.0%
                   ===========     =====     ==========     =====      ==========

        Gross profit increased 18.0% in 2002 to $5,260,202 from $4,457,720 in 2001 due to higher sales volume arising from the Dumex acquisition and a more profitable sales mix in the core Derma business. Excluding 2002 Dumex sales, the 2002 gross profit was higher than 2001 as a result of increased sales of higher margin wound fasteners and decreased sales of lower margin skin care products.

        The 2002 and 2001 gross profit percentages were 44.8% and 49.2%, respectively. The decrease in the 2002 versus 2001 gross profit is attributable to the inclusion of lower margin Dumex product sales. In 2002, Dumex products had a gross profit of 18% which was adversely impacted by valuing the acquired finished goods inventory at fair market value less direct selling costs. Excluding the flow through of the inventory fair market value valuation required by purchase accounting, the Dumex products gross profit would have been $130,000 higher and the gross profit percentage would have been 22.2%. Product line net sales as a percentage of total net sales, together with the gross profit percentages attributable to each line, are outlined below:

                                                     Percentage of Total Net Sales
                                                  ----------------------------------
                              Gross Profit        2002          2002            2001
       Product Line            Percentage    Consolidated     Derma Only      Derma Only
       ------------           ------------   ------------     ----------      ----------

Wound care - Derma             60% - 80%         25.4%          34.2%           32.9%
Wound care - Dumex             15% - 40%         25.7%           N/A             N/A
                                                 -----           ---             ---
Total wound care                                 51.1%          34.2%           32.9%

Wound closure fasteners        40% - 60%         26.9%          36.2%           32.0%
Skin care                      20% - 40%         22.0%          29.6%           35.1%
                                                 -----          -----           -----
Total                                           100.0%         100.0%          100.0%

Operating Expenses

        Operating expenses increased $746,096, or 18.0%, to $4,891,019 in 2002 from $4,144,923 in 2001. A summary of selling, marketing and general and administrative expenses for 2002 and 2001 are outlined in the table below:

                               Year Ended December 31,
                               -----------------------
Operating Expense                2002          2001                 Variance
-----------------                ----          ----                 --------

Selling                      $1,474,581    $1,402,935         $ 71,646       5.1%
Marketing                       378,666       343,200           35,466      10.3%
General administrative        3,037,772     2,398,788          638,984      26.6%
                             ----------    ----------         --------
   Total                     $4,891,019    $4,144,923         $746,096      18.0%
                             ==========    ==========         ========

        Selling expenses increased 5.1% in 2002 versus 2001 primarily attributable to incremental selling expenses arising from the Dumex acquisition and severance expense to a former sales executive, partially offset by lower commission expense associated with a reduction of the Company’s independent manufacturers representatives network in 2002. Marketing expenses increased 10.3% in 2002 versus 2001 primarily as a result of several market studies conducted by outside consultants, partially offset by significantly lower clinical support activities. General and administrative expenses increased 26.6% in 2002 versus 2001 primarily as a result of incremental Dumex expenses which includes an acquisition related $64,000 performance achievement payment, higher compensation to existing employees, higher legal expenses and internal acquisition related expenses, partially offset by lower bad debt and accounting expense and discontinuation of goodwill amortization.

        Excluding Dumex related operating expenses of $673,365, the Company’s operating expenses would have increased $72,731, or 1.8%, to $4,217,654 versus $4,144,923 in 2001.

Interest Expense, net

        Interest expense, net increased $51,603 to $239,079 in 2002 from $187,476 in 2001. The increase is attributable to an imputed interest charge of $150,200 associated with the conversion of the Company’s series C and D bonds in January 2002, a $18,955 charge related to the amortization to interest expense of deferred lender and legal costs associated with obtaining the U.S. line of credit commencing May 2002, $42,955 for incremental interest expense beginning in August 2002 associated with the draw down of $1.0 million against the U.S. line of credit facility and $45,587 for debt assumed in connection with the Dumex acquisition. These increases were partially offset by the non-recurrence of $160,000 of non-cash imputed interest expense in 2001 associated with amortizing the consideration granted to extend the maturity date of the series C and D convertible bonds and elimination of convertible bond interest coincident with the conversion of all outstanding bonds in January 2002.

Other Income and Expense, net

        Other expense, net increased $142,163 to $66,586 expense in 2002 from $75,577 income in 2001. The increase is attributable to $94,928 spent in 2002 associated with a cancelled acquisition initiative and one-time 2001 income items for Medicaid adjustments of $31,320 and reversal of an excess restructuring reserve of $19,468.

Provision for Income Taxes

        A provision for state income taxes of $2,150 and $8,500 have been provided in 2002 and 2001, respectively.

Net Income Per Share

        In 2002, the Company generated net income of $61,368, or $0.02 per share (basic) and $0.01 per share (diluted), compared to net income of $192,398, or $0.08 per share (basic) or $0.04 (diluted), in 2001. The results for 2002 include $182,214 of Dumex related net loss. Excluding one-time costs for the inventory fair market adjustment of $130,000 and payment of the acquisition related performance achievement of $64,000, Dumex would have generated $11,786 in net income.

        Adjusting for one-time items, the Company’s net income would have been $740,496 and $458,398 in 2002 and 2001, respectively. The following table provides an analysis of one-time items for 2002 and 2001.

                                                                     2002           2001
                                                                     ----           ----

Net income, as reported                                          $  61,368       $192,398

Cancelled acquisition initiative                                    94,928            -
Severance and other costs related to resignation of
   Executive Vice President of Sales and Marketing                 240,000            -
Dumex acquisition related performance achievement payment           64,000            -
Dumex finished goods inventory fair market value adjustment        130,000            -
Non-cash imputed interest costs                                    150,200        160,000
Goodwill amortization                                                  -          106,000
                                                                  --------       --------
Net income, excluding one-time items                              $740,496       $458,398
                                                                  ========       ========

Liquidity and Capital Resources

        Operating results for 2002 versus 2001 were positive. Sales were up significantly over 2001 benefiting from inclusion of Dumex sales subsequent to the date of acquisition. Excluding Dumex, Derma sales were less than planned, especially in the skin care line due to competitive pressures. Overall, sales and gross profit were in line with expectations. Operating expenses continued to be closely monitored. Adjusted for one-time items, net income continued to grow and cash flow from operating activities, and in total, was positive.

        On a stand-alone basis through December 31, 2002, Dumex met its operating and cash flow objectives and, as a result, is better positioned to move forward financially to meet its 2003 objectives.

        At December 31, 2002 and December 31, 2001, the Company had cash and cash equivalents of $1,496,357 and $524,783, respectively. The $971,574 increase in cash was provided by $836,819 of positive cash flow from operations driven by a significant reduction in receivables and inventory, the latter being attributable to improved turnover ratios, and $1,267,028 from financing activities due primarily to a line of credit draw down and stock sale proceeds. The foregoing increases in cash were partially offset by investment spending of $1,132,508 consisting of $1,047,762 in costs relative to the Dumex acquisition and capital expenditures of $84,746. Working capital increased $1,492,929 to $3,355,001 at December 31, 2002 from $1,862,072 at December 31, 2001 due principally to conversion of the convertible bonds and related accrued interest to equity, proceeds from the Company’s private offering of common stock and positive cash flow from operations.

        In connection with the Dumex acquisition, the Company entered into a sixteen month $1,585,000 revolving credit facility agreement expiring December 31, 2003 to fund day-to-day operations. Maximum potential advances under the agreement at December 31, 2002 were $1,375,000. Advances outstanding against the credit facility were $962,627 at December 31, 2002, leaving $412,373 available for working capital.

        As part of the Dumex purchase agreement, the Company’s U.S. revolving credit facility agreement was amended to provide that the Company is required to maintain a minimum outstanding advance balance of $1,000,000 through the April 30, 2005 expiration of the agreement. At December 31, 2002, this advance was maintained in a short-term institutional money market fund. Maximum potential advances under the agreement at December 31, 2002 were $1,175,000, leaving an additional $175,000 available for borrowing.

        The Company initiated in January 2002 a private offering of 4,000,000 shares of its common stock at a price of $0.50 per share. As of December 31, 2002, the Company had sold 1,600,000 shares and received proceeds of $753,320, net of $46,680 in offering expenses.

        Effective January 7, 2002, bondholders of all the Company’s issued and outstanding series C and D convertible bonds converted the entirety of the $475,000 principal and $120,200 accrued interest into units at a rate of one unit for each $0.50 of principal and interest converted. Each unit consists of one share of series C or series D preferred stock and one and one tenth warrants to purchase one share of common stock at a per share exercise price of $0.57 (“series F warrants”). Each share of preferred stock is convertible into common stock on a one-for-one basis. Principal and accrued interest under the bonds totaling $595,200 were converted into 1,190,400 shares of convertible preferred stock and 1,309,441 warrants.

        If prior to July, 2003, the Company offers for sale its common stock at a price per share below $0.50 or its warrants at a per share exercise price of less than $0.57, then the Company has agreed to: (1) issue to the bondholders such additional shares of preferred stock and warrants as, when added to the preferred stock and warrants previously issued, equal the shares of preferred stock and warrants that would have been issued using the lower common stock price as the conversion rate, and (2) lower the per share exercise price of the series F warrants to the lower per share exercise price.

        In connection with the conversion, the Company recognized an imputed non-cash interest charge of $165,200. A charge of $45,000 was taken to account for the value of the reset concession granted to the bondholders. This charge is being amortized over the eighteen-month term of the reset concession. A charge of $120,200 was taken immediately to account for the conversion terms associated with the accrued interest.

        The common stock of the Company is traded on the OTC Bulletin Board under the symbol “DSCI.OB.” The common stock is also traded on the Boston and Pacific Stock Exchanges under the symbol “DMS.” The Company has paid no cash dividends in respect of its common stock and does not intend to pay cash dividends in the near future.

         For 2003, the Company seeks to increase sales and profits by, among other initiatives, launching sale of the Dumex product line in the U.S., driving organic growth of our core product lines both in the U.S. and Canada and integrating the Dumex business more fully into Derma. Steps are planned to minimize year-to-year product cost increases and improve overall supply chain efficiency and cost effectiveness. Plans are also in place to invest in upgrading sales and marketing resources. Operating expenses will continue to be properly balanced with revenues.

         Among the potential sources of capital the Company expects to utilize to finance its growth plans in 2003 are anticipated improved profitability, anticipated additional stock sale proceeds and prudent utilization of available lines of credit.

        Strategically, the Company’s plan is to stay focused on its base business while considering external opportunities to leverage its core capabilities for growth.

U.S. Line of Credit Termination

        Effective February 28, 2003 the Company terminated its existing credit facility and paid from cash-on-hand all outstanding indebtedness thereunder, together with a $50,000 early termination fee. In connection with this termination, the Company wrote off $66,342 of deferred financing costs related to the facility that was being amortized to interest expense over the facility’s original 36 month term.

Renewal of St. Louis Lease

        In February, 2003 the Company signed a one year operating lease effective February 1, 2003 on its existing facility in St. Louis, Missouri. The company utilizes the facility for the manufacture and distribution of its skin care line of products. Minimum future non-cancelable rental payments for the twelve months lease term ending January 31, 2004 are $89,300.

New U.S. Line of Credit

        In March, 2003 the Company entered into a one year line of credit agreement (subject to annual renewal) with a U.S. lender (the “Agreement”) for a maximum principal amount of $2,000,000. No funds have been drawn against the line to date. Estimated maximum potential advances under the Agreement on the date of signing were $1,250,000, less any outstanding standby letters of credit. Advances will be utilized to fund strategic initiatives and for general working capital purposes.

        The Company may request advances under the Agreement up to the value of 80% of eligible U.S. receivables (as defined) and 50% of eligible U.S. inventory (as defined), excluding work-in-process inventory. Interest on outstanding advances is payable monthly in arrears at the one month LIBOR rate (as published in “The Wall Street Journal”), plus 3.0%, or 4.3% on the date of signing. In addition, the Company will pay an annual line fee of $20,000. This line fee and any one-time lender or legal costs associated with securing the line of credit will be deferred and amortized to interest expense over the line term.

        Outstanding advances are secured by all tangible and intangible assets of the Company’s U.S. operations. Over the term of the Agreement, the Company has agreed to maintain its fixed charge ratio (as defined) at not less than 1.25:1.0 as measured quarterly on a twelve month trailing basis. Additional covenants governing permitted indebtedness, changes in entity status, purchase of securities and protection of collateral are included in the Agreement.

        As security for indebtedness of the Company’s subsidiary, Dumex Medical Canada Inc., the Company has accorded a Canadian bank its guarantee of payment together with a second lien security interest in the Company’s assets located in the U.S. In connection with the Agreement and in return for a standby letter of credit in the amount of $200,000 ($300,000 Canadian equivalent) against the new line of credit, the Canadian bank has agreed not to exercise its rights under its second lien security interest and guarantee against the Company’s U.S. assets without the U.S. lender’s approval. The standby letter of credit serves to reduce the Company’s potential borrowing capacity under the Agreement by $200,000.

Forward Looking Statements

        Statements that are not historical facts, including statements about the Company’s confidence, strategies, expectations about new or existing products, technologies, opportunities, market demand or acceptance of new or existing products are forward-looking statements that involve risks and uncertainties. These uncertainties include, but are not limited to, product demand and market acceptance risk, impact of competitive products and prices, product development, commercialization or technological delays or difficulties, and trade, legal, social, financial and economic risks.

Critical Accounting Policies

        The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates. We believe the following accounting policies are the most critical to the Company.

Revenue Recognition and Allowance for Trade Rebates

        Revenue is recognized when product is shipped and title passes to the customer. Sales are adjusted for cash discounts, Medicaid rebates and trade rebates to derive net sales. The Company establishes an allowance for trade and Medicaid rebates based on past experience. If the estimate of trade and Medicaid rebates is not sufficient to cover actual rebates, additional allowances may be required.

Inventory

        The Company writes down the value of inventory by the estimate of the difference between the cost of the inventory and its net realizable value. The estimate takes into account projected sales of the inventory on hand and the age of the inventory in stock. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The provision for the write-down of inventory is recorded in cost of sales.

Goodwill Impairment

        As discussed in Note 6 of the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”) “Goodwill and other Intangible Assets” on January 1, 2002. SFAS No. 142 requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. At December 31, 2002, the Company’s skin care segment had $1,110,967 of goodwill. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In estimating the fair value of the skin care segment with recognized goodwill for the purposes of the fiscal 2002 financial statements, the Company made estimates and judgments about the future cash flows of this segment. The Company’s cash flow forecasts were based on assumptions that are consistent with the plans and estimates used to manage the underlying business. In addition, the Company made certain judgments about allocating shared assets to the balance sheet for this segment. Based on such estimates, the Company has concluded that there is no impairment of goodwill. However, changes in these estimates would cause the skin care segment to be valued differently in the future.

Annual Report

         THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH BENEFICIAL HOLDER OF COMMON STOCK ON THE RECORD DATE, UPON WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ANY SUCH REQUEST SHOULD BE MADE IN WRITING TO THE CORPORATE SECRETARY, DERMA SCIENCES, INC., 214 CARNEGIE CENTER, SUITE 100, PRINCETON, NEW JERSEY 08540.

Report of Independent Auditors

To the Shareholders and Board of Directors
Derma Sciences, Inc.

        We have audited the accompanying consolidated balance sheets of Derma Sciences, Inc., as of December 31, 2002 and 2001 and the related consolidated statements of operations, cash flows and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Derma Sciences, Inc., at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 6 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and its related amortization.

/s/  ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 21, 2003

DERMA SCIENCES, INC.

Consolidated Balance Sheets

                                                                                December 31,
ASSETS                                                                    2002                2001
---------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                          $  1,496,357        $    524,783
  Accounts receivable, net                                              1,975,993             914,458
  Inventories                                                           2,875,755           1,787,247
  Prepaid expenses and other current assets                               281,066              54,661
---------------------------------------------------------------------------------------------------------
Total current assets                                                    6,629,171           3,281,149
Property and equipment, net                                               987,891             169,708
Goodwill                                                                1,110,967           1,110,967
Patents and trademarks, net                                               140,378             157,860
Other assets                                                              220,177               -
---------------------------------------------------------------------------------------------------------
Total Assets                                                         $  9,088,584        $  4,719,684
---------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------
Current Liabilities
  Line of credit                                                     $  1,962,627        $      -
  Current maturities of long-term debt                                    173,493               -
  Convertible bonds                                                         -                 475,000
  Accounts payable                                                        692,259             551,428
  Accrued expenses and other current liabilities                          445,791             392,649
---------------------------------------------------------------------------------------------------------
Total current liabilities                                               3,274,170           1,419,077
---------------------------------------------------------------------------------------------------------
Long-term debt                                                            845,455               -
---------------------------------------------------------------------------------------------------------
Total Liabilities                                                       4,119,625           1,419,077
---------------------------------------------------------------------------------------------------------
Shareholders' Equity
Common stock, $.01 par value, 30,000,000 shares authorized;
  issued and outstanding: 4,631,276 shares in 2002; 2,407,109 shares
  in 2001                                                                  46,313              24,071
Convertible preferred stock, $.01 par value; 11,750,000 shares authorized; issued and outstanding: 2,526,242 shares in 2002;
  1,960,009 shares in 2001 (liquidation preference of $4,460,237 at
  December 31, 2002)                                                       25,262              19,600
Additional paid-in capital                                             15,588,698          13,987,882
Accumulated other comprehensive loss                                      (21,736)              -
Accumulated deficit                                                   (10,669,578)        (10,730,946)
---------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                              4,968,959           3,300,607
---------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                           $  9,088,584        $  4,719,684
=========================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Operations

                                                                   Year ended December 31
                                                                    2002            2001
----------------------------------------------------------------------------------------------

Net sales                                                       $11,749,472      $9,062,075

Cost of sales                                                     6,489,270       4,604,355
----------------------------------------------------------------------------------------------
Gross Profit                                                      5,260,202       4,457,720
----------------------------------------------------------------------------------------------
Operating expenses                                                4,891,019       4,144,923
Interest expense, net                                               239,079         187,476
Other (income) expense, net                                          66,586         (75,577)
----------------------------------------------------------------------------------------------
Total Expenses                                                    5,196,684       4,256,822
----------------------------------------------------------------------------------------------
Income before provision for income taxes                             63,518         200,898
Provision for income taxes                                            2,150           8,500
----------------------------------------------------------------------------------------------
Net Income                                                      $    61,368      $  192,398
----------------------------------------------------------------------------------------------
Income per common share - basic                                 $      0.02      $    0.08
----------------------------------------------------------------------------------------------
Income per common share - diluted                               $      0.01      $    0.04
----------------------------------------------------------------------------------------------
Shares used in computing income per common share - basic          3,740,307       2,375,299
----------------------------------------------------------------------------------------------
Shares used in computing income per common share - diluted        6,886,113       4,398,341
==============================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Cash Flows

                                                                               Year Ended December 31
                                                                               2002              2001
------------------------------------------------------------------------------------------------------
Operating Activities
    Net income                                                          $    61,368       $ 192,398
    Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation                                                           97,081          73,673
      Amortization                                                           72,248         123,668
      Deferred financing costs                                              120,200         160,000
      Provision for bad debts and rebates                                    25,248         110,717
      Provision for inventory obsolescence                                   55,297          63,521
      Changes in operating assets and liabilities
          Restricted cash                                                     -             640,000
          Accounts receivable                                               164,379         536,458
          Inventories                                                       566,788        (568,398)
          Prepaid expenses and other current assets                        (122,579)         21,255
          Other assets                                                      (32,905)          -
          Accounts payable                                                 (287,135)       (425,652)
          Accrued expenses and other current liabilities                    116,829        (109,273)
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   836,819         818,367
------------------------------------------------------------------------------------------------------
Investing Activities
    Purchases of property and equipment                                     (84,746)        (39,352)
    Purchase of assets of Dumex Medical Inc., net of cash acquired       (1,047,762)          -
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                    (1,132,508)        (39,352)
------------------------------------------------------------------------------------------------------
Financing Activities
    Net change in bank line of credit                                       662,950        (640,000)
    Deferred financing costs                                                (97,797)          -
    Long-term debt repayments                                               (51,445)          -
    Proceeds from the issuance of stock, net of issuance costs              753,320         (38,397)
------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                       1,267,028        (678,397)
------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                         235           -
------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                   971,574         100,618

Cash and cash equivalents
  Beginning of year                                                         524,783         424,165
------------------------------------------------------------------------------------------------------
  End of year                                                           $ 1,496,357       $ 524,783
------------------------------------------------------------------------------------------------------

Supplemental cash flow information
    Conversion of bonds payable and accrued interest to preferred stock    $595,200           -
    Common stock and warrants issued for debt conversion/extension         $120,200        $160,000
    Bond conversion reset provision charged to paid-in capital              $45,000           -
    Stock options granted in connection with Dumex acquisition              $27,000           -
    Stock options granted in connection with Canadian bank loan             $88,000           -
======================================================================================================

See accompanying notes.

DERMA SCIENCES, INC.

Consolidated Statements of Shareholders' Equity

                                                                                             Accumulated
                                 Common     Preferred              Convertible  Additional      Other       Accumu-      Total
                                 Shares      Shares      Common     Preferred     Paid-In   Comprehensive    lated    Shareholders'
                                 Issued      Issued       Stock       Stock       Capital        Loss       Deficit      Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2000      2,120,940   2,189,178     $21,209     $21,892   $13,866,849        -     $(10,923,344) $2,986,606
------------------------------------------------------------------------------------------------------------------------------------

Net income                           -           -           -           -                -        -          192,398     192,398
Common stock issued in
  consideration for series C
  and series D convertible bonds
  maturity date extension          57,000        -            570        -          159,430        -             -        160,000
Conversion of preferred shares    229,169    (229,169)      2,292      (2,292)         -           -             -           -
Common stock issuance costs          -           -           -           -          (38,397)       -             -        (38,397)
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2001      2,407,109   1,960,009      24,071      19,600    13,987,882        -      (10,730,946)  3,300,607
------------------------------------------------------------------------------------------------------------------------------------

Net income                           -           -           -           -             -           -           61,368      61,368
Foreign currency translation
  adjustment                         -           -           -           -             -        (21,736)         -        (21,736)
Comprehensive income - total         -           -           -           -             -                         -         39,632
Issuance of common stock in
  private placement, net of
  issuance costs of $46,680     1,600,000        -         16,000        -          737,320        -             -        753,320
Conversion of convertible bonds      -      1,190,400        -         11,904       748,496        -             -        760,400
Conversion of preferred shares    624,167    (624,167)      6,242      (6,242)         -           -             -           -
Stock options granted in
  connection with acquisition
  and related financing              -           -           -           -          115,000        -             -        115,000
------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 2002      4,631,276   2,526,242     $46,313     $25,262   $15,588,698    $(21,736) $(10,669,578) $4,968,959
====================================================================================================================================

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

        Derma Sciences, Inc. and its subsidiaries (the “Company”) are full line providers of wound care, wound closure-fasteners and skin care products. The Company markets its products principally through independent distributors servicing the long-term care, home health and acute care markets in the United States, Canada and other select international markets. The Company’s principal manufacturing and distribution facilities are located in St. Louis, Missouri and Toronto, Canada. The Company also has a manufacturing facility in Nantong, China.

      Summary of Significant Accounting Policies:

        Principles of Consolidation – The consolidated financial statements include the accounts of Derma Sciences, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Use of Estimates – In conformity with accounting principles generally accepted in the United States, the preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on knowledge of current events and actions which may be undertaken in the future, actual results may ultimately differ from these estimates.

        Foreign Currency Translation – Assets and liabilities are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive loss.

        Cash and Cash Equivalents — The Company considers cash and cash equivalents as amounts on hand, on deposit in financial institutions and highly liquid investments purchased with an original maturity of three months or less.

        Allowance for Doubtful Accounts – The Company provides an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The allowance is determined by analyzing historical data and trends. Past due or delinquency status is based on contractual terms. Charges for doubtful accounts are recorded in operating expenses.

        Inventories — Inventories consist primarily of raw materials, packaging materials, work in process and finished goods valued at the lower of cost or market. Cost is determined on the basis of the first-in, first-out method.

        Property and Equipment – Property and equipment are stated at cost and are depreciated principally by the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term.

        Patents and Trademarks – Patents and trademarks are stated on the basis of cost and are amortized over 12 to 17 years on a straight-line basis.

        Goodwill – On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill is deemed to have an indefinite life and is no longer to be amortized but is subject to an annual impairment test.

        Cash Flow Information — Interest paid during 2002 and 2001 amounted to $88,542 and $31,280, respectively. Income taxes paid in 2002 and 2001 were $4,073 and $1,090, respectively.

        Stock Based Compensation — The Company grants stock options to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Option No. 25, “Accounting for Stock Issued to Employees”, and, accordingly recognizes no compensation expense for the stock option grants.

        Pro forma information regarding net income (loss) and earnings (loss) per share is required by SFAS No. 123, which also requires that the information be determined as if the Company has accounted for its stock options granted under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002 and 2001: risk-free interest rate of 4.0% and 6.0%, respectively; dividend yield of 0%; a volatility factor of the expected market price of the Company’s common stock of 0.753 and 1.173, respectively; and an expected option life of 5 and 10 years, respectively.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company’s stock options have characteristics significantly different from those of traded options.

        Further, changes in the subjective input assumptions related to the options can materially affect the fair value estimate. Therefore, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

        For purposes of pro forma disclosures, the estimated fair value of stock options is amortized to expense over the options’ vesting period. Therefore, future pro forma compensation expense may be greater as additional options are granted. The Company’s pro forma information follows:

                                                            2002              2001
                                                         ----------        ----------

         Net income - as reported                        $  61,368         $ 192,398
         Pro forma compensation expense                   (199,380)         (117,944)

         Pro forma net (loss) income                     $(138,012)        $  74,454
                                                         ----------        ----------

         Income (loss) per common share - basic
             As reported                                    $0.02             $0.08
             Pro forma                                     $(0.04)            $0.03

         Income (loss) per common share - diluted
             As reported                                    $0.01             $0.04
             Pro forma                                     $(0.04)            $0.02

        The weighted average fair value per share of options granted during 2002 and 2001 was $0.39 and $0.38, respectively.

        Revenue Recognition — The Company operates in three segments: wound care, wound closure-fasteners and skin care. Sales are recorded when product is shipped and title passes to customers. Gross sales are adjusted for cash discounts, Medicaid rebates and trade rebates to derive net sales. Freight costs to ship product to customers are recorded as a component of cost of sales. Freight costs billed to and reimbursed by customers are recorded as a component of revenue.

        Advertising and Promotion Costs — Advertising and promotion costs are expensed in the year incurred and were $257,131 and $237,145 in 2002 and 2001, respectively.

        Net Income per Share – Net income per common share – basic is computed by dividing net income by the weighted average number of common shares outstanding for the period. Net income per common share – diluted reflects the potential dilution of earnings by including other common stock equivalents, including stock options, warrants, convertible preferred stock and convertible bonds in the weighted average number of common shares outstanding for a period, if dilutive.

        Reclassifications – Certain reclassifications have been made to prior year amounts and balances to conform with the 2002 presentation.

2. Dumex Medical Inc. Acquisition

        On August 26, 2002, the Company acquired substantially all the assets of Dumex Medical Inc., a leading manufacturer and distributor of wound care and related medical devices to the Canadian market. The acquisition was effected by the Company’s wholly owned Canadian subsidiary, Dumex Medical Canada Inc. The results of operations of Dumex Medical Canada Inc. have been included in the Company’s consolidated financial statements since the acquisition date.

        The acquisition has been accounted for as a purchase and the acquisition cost of $3,976,425 has been preliminarily allocated to assets and liabilities based upon estimates of their fair values. Assets acquired totaled $3,976,425 and liabilities were $2,888,882. Cash payments of $1,060,543 and stock options valued at $27,000 were also issued as part of the purchase consideration. The following table summarizes the estimated fair values of the assets and liabilities at the date of acquisition:

                                    Assets Acquired
                                    ---------------

        Cash                                 $   12,781
        Receivables                           1,268,983
        Inventory                             1,732,853
        Property and equipment                  842,296
        Other assets                            119,512
                                             ----------
           Total assets acquired                                 $3,976,425
                                                                 ==========

                                  Consideration Paid
                                  ------------------

        Senior debt                          $2,397,893
        Other liabilities                       490,989
                                             ----------
           Total liabilities and debt                            $2,888,882

        Cash payments                                             1,060,543
        Stock options granted                                        27,000
                                                                 ----------
           Total consideration paid                              $3,976,425
                                                                 ==========

        In connection with the acquisition, the Company signed a contingent promissory note in the amount of approximately $128,000 ($200,000 Canadian) payable on behalf of the former owner of Dumex Medical Inc. The note is payable in equal installments on December 31, 2002 and 2003. Payment is conditioned upon and subject to Dumex Medical Canada Inc.’s attainment of certain financial objectives in 2002 (subsequent to the date of acquisition) and 2003 and the continued employment of Dumex Medical Inc.’s former owner. Given the contingent nature of these payments, the payment is being accounted for as a period expense.

        As of December 31, 2002, qualification for the initial payment of $64,000 was achieved and the corresponding expense was accrued. Actual payment was made in February, 2003.

        The unaudited pro forma information below presents results of operations as if the acquisition had occurred at the beginning of the periods presented. The pro forma information is based on historical results and is not necessarily indicative of the operations of the combined entity had the acquisition occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

                                                           Year Ended December 31
                                                           ----------------------
                                                           2002              2001
                                                           ----              ----

        Revenue                                        $17,480,000       $18,020,000

        Net loss                                       $(1,100,000)      $(4,730,000)

        Loss per common share - basic and diluted          $(0.29)           $(1.99)

        The Dumex Medical Inc. operating results included in the foregoing condensed operating results for the years ended December 31, 2002 and 2001 have been translated at the average exchange rates for the periods of 1.5706 and 1.5490 Canadian dollars to 1 U.S. dollar, respectively.

3. Accounts Receivable

        Accounts receivable include the following:

                                                               December 31,
                                                        -------------------------
                                                         2002               2001
                                                         ----               ----

        Trade accounts receivable                     $1,943,674         $1,051,283
        Less:  Allowance for doubtful accounts           (40,000)           (50,000)
               Allowance for trade rebates               (96,000)          (100,000)
                                                      -----------        -----------
             Net trade receivables                     1,807,674            901,283
        Other receivables                                168,319             13,175
                                                      -----------        -----------
             Total receivables                        $1,975,993         $  914,458
                                                      ===========        ===========

        Trade receivable write-offs were $29,798 and $270,717 in 2002 and 2001, respectively. The allowance for trade rebates reflects estimated rebates embedded in outstanding trade receivables. Other receivables at December 31, 2002 include $133,065 related to a contract settlement fee recorded in connection with the Dumex Medical Inc. acquisition that was received in January 2003.

4. Inventories

        Inventories include the following:

                                                          December 31,
                                                   --------------------------
                                                    2002                2001
                                                    ----                ----

        Finished goods                           $2,111,546          $1,441,760
        Work in process                              91,788                  -
        Packaging materials                         287,903             251,849
        Raw materials                               384,518              93,638
                                                 ----------          ----------
             Total inventory                     $2,875,755          $1,787,247
                                                 ==========          ==========

5. Property and Equipment

        Property and equipment include the following:

                                                          December 31,
                                                   --------------------------
                                                    2002                2001
                                                    ----                ----

        Machinery and equipment                  $1,043,383          $  360,188
        Furniture and fixtures                      165,858             668,336
        Leasehold improvements                       40,714                  -
                                                 -----------         -----------
             Gross property and equipment         1,249,955           1,028,524
        Less:  Accumulated depreciation            (262,064)           (858,816)
                                                 -----------         -----------
             Net property and equipment          $  987,891          $  169,708
                                                 ===========         ===========

        During 2002, a review of property and equipment resulted in writing off fully depreciated machinery and equipment of $128,930 and furniture and fixtures of $512,400 that were no longer in use at December 31, 2002.

6. Goodwill

        Goodwill of $1,110,967 at December 31, 2002 and 2001, respectively, relates to the acquisition of Sunshine Products, Inc. in 1998. In 2001, $106,000 of goodwill amortization expense was recognized. Effective January 1, 2002, in accordance with SFAS No. 142, the Company discontinued the amortization of goodwill and conducted the first of the required annual tests of goodwill impairment. An impairment charge would be recognized if the fair value of Sunshine Products, Inc.’s goodwill is less than its carrying value. The results of the initial and subsequent tests which the Company completes in the fourth quarter, indicate that the goodwill carrying value is not impaired.

        A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization for the year ended December 31, 2001 is as follows:

                                                          2001
                                                          ----

        Reported net income                             $192,398
        Add:  Goodwill Amortization                      106,000
                                                        --------
       Adjusted net income                              $298,398
                                                        ========

       Adjusted earnings per share - basic                $0.13
       Adjusted earnings per share - diluted              $0.07

        Given the Company’s net operating loss position there is no tax impact associated with this adjustment.

7. Patents and Trademarks

        Patents and trademarks include the following:

                                                          December 31,
                                                   -------------------------
                                                    2002               2001
                                                    ----               ----

        Patents and trademarks                   $ 444,067          $ 451,417
        Less:    Accumulated amortization         (303,689)          (293,557)
                                                 ----------         ----------
                 Net patents and trademarks      $ 140,378          $ 157,860
                                                 ==========         ==========

8. Other Assets

        Other assets include the following:

                                             December 31, 2002
                                             -----------------

        Deferred financing costs                   $162,314
        Deposits                                     57,863
                                                   --------
             Total other assets                    $220,177
                                                   ========

        Deferred financing costs consists of $15,000 related to the imputed value of the eighteen month reset provision granted to bondholders in connection with the conversion of the series C and D convertible bonds in January 2002, $66,342 related to deferred lender and legal costs associated with the thirty-six month U.S. revolving credit facility agreement entered into in April 2002 and $80,972 related to the imputed value of stock options granted to a Canadian bank in connection with the Dumex acquisition completed in August 2002. These amounts are being amortized monthly to interest expense over the foregoing eighteen month, thirty-six month and sixty month terms, respectively.

9. Short Term Borrowings

        Short term borrowings include the following:

                                             December 31, 2002
                                             -----------------

        U.S. line of credit                        $1,000,000
        Canadian line of credit                       962,627
                                                   ----------
             Total short term borrowings           $1,962,627
                                                   ==========

        On April 30, 2002 the Company entered into a three-year revolving credit facility agreement with a U.S. lender (the “Agreement”) for a maximum principal amount of $2,500,000. Effective August 26, 2002, in connection with the Company’s acquisition of substantially all of the assets of Dumex Medical Inc., the Agreement was amended to require the Company to maintain a minimum outstanding loan balance of $1,000,000 over the balance of the term of the Agreement. Through December 31, 2002, the Company had drawn $1,000,000 against the credit facility which amount is maintained by the Company in a short-term institutional money market fund. Advances will be utilized to fund strategic initiatives and for general working capital requirements. Lender and legal fees of $85,297 incident to the revolving credit facility were deferred and are being amortized to interest expense over the three-year term of the Agreement.

        The Company may request advances under the Agreement up to the value of eighty-five percent (85%) of eligible U.S. receivables (as defined) and fifty percent (50%) of eligible finished goods inventory (as defined).

Interest on outstanding advances is payable monthly in arrears at the prime rate (as defined) plus 2.5%, but not less than 7.5% per annum. At December 31, 2002, the required interest rate was 7.5%. In addition, the Company pays a monthly collateral management fee at the rate of 1.5% per annum upon the daily average amount of advances outstanding each month. In addition, the Company pays a monthly unused line fee at the rate of 0.6% per annum upon the difference between the daily average amount of advances outstanding and $2,500,000. Outstanding advances are secured by all tangible and intangible assets of the Company’s U.S. operations. In addition, the U.S. lender has a second lien security interest in the assets of the Company’s subsidiary, Dumex Medical Canada Inc. Dumex Medical Canada Inc. has also guaranteed payment of amounts due under the credit facility.

        Over the term of the Agreement, the Company has agreed to comply with the following covenants as measured at the end of each month for the average of the three most recent calendar months: (a) the Company will maintain a positive EBITDA (earnings before interest, taxes, depreciation and amortization), and (b) the fixed charge ratio (EBITDA divided by the sum of debt service, capital expenditures, income taxes and dividends) may not be less that 1.2:1.0. Additional covenants governing permitted indebtedness, liens, payments of dividends and protection of collateral are included in the Agreement.

        The Company may terminate the Agreement at any time by paying off all outstanding indebtedness and any other payments due to the lender. Early termination fees of $50,000 or $25,000 are payable if termination occurs before April 30, 2003 or April 30, 2004, respectively. There is no fee for termination of the Agreement after April 30, 2004.

        Effective August 26, 2002, in connection with the acquisition of Dumex Medical Inc., the Company entered into a sixteen month revolving credit facility agreement (the “Dumex Agreement”) for a maximum principal amount of $1,585,000 with a Canadian bank. Through December 31, 2002, advances of $962,627 have been drawn against the facility.

        The Company’s wholly owned Canadian subsidiary, Dumex Medical Canada Inc., may request advances under the Dumex Agreement up to the value of seventy-five percent (75%) of its eligible receivables (as defined) and fifty percent (50%) of eligible inventory (as defined) up to a maximum of $600,000. Interest on outstanding advances is payable monthly at the prime rate (as defined) plus 1.0%, or 5.5% for Canadian advances and 5.75% for U.S. advances outstanding at December 31, 2002. Outstanding advances are secured by all tangible and intangible assets of Dumex Medical Canada Inc. In addition, the Canadian bank has a second lien security interest in the assets of the Company’s U.S. operations. The Company has also guaranteed payment of amounts due under the Dumex Agreement.

        Over the term of the Dumex Agreement, the Company has agreed to comply with a number of financial covenants governing minimum working capital, current ratios, tangible net worth, interest coverage, total indebtedness to tangible net worth and total indebtedness to adjusted pre-tax earnings. These covenants are measured at the end of each month. Additional covenants governing permitted indebtedness, liens, payments of dividends and protection of collateral are included in the Dumex Agreement. In the event of a margin deficiency (as defined) or covenant violation, the Company is required to advance up to an additional $315,000 of working capital to Dumex Medical Canada Inc. in order to correct the deficiency. This additional working capital may be repaid to the Company 45 days after the margin deficiency or covenant violation has been cured upon the condition that such repayment not result in a margin deficiency, covenant violation or any other event of default.

        The Company previously had a $1,000,000 bank line of credit facility fully secured with cash deposited with a bank. On November 5, 2001, the Company paid off its outstanding loan balance and did not renew the line of credit facility.

10. Convertible Bonds

        Effective January 7, 2002, bondholders of all the Company’s issued and outstanding series C and D convertible bonds converted the entirety of the $475,000 principal and $120,200 accrued interest into units at a rate of one unit for each $0.50 of principal and interest converted. Each unit consists of one share of series C or series D preferred stock and one and one tenth warrants to purchase one share of common stock at a per share exercise price of $0.57 (“Series F Warrants”). Each share of preferred stock is convertible into common stock on a one-for-one basis. Principal and accrued interest under the bonds totaling $595,200 were converted into 1,190,400 shares of convertible preferred stock and 1,309,441 series F warrants.

        If prior to July, 2003, the Company offers for sale its common stock at a price per share below $0.50 or its warrants at a per share exercise price of less than $0.57, then the Company has agreed to: (1) issue to the bondholders such additional shares of preferred stock and warrants as, when added to the preferred stock and warrants previously issued, equal the shares of preferred stock and warrants that would have been issued using the lower common stock price as the conversion rate, and (2) lower the per share exercise price of the Series F Warrants to the lower per share exercise price.

        In connection with the conversion, the Company recognized an imputed non-cash interest charge of $165,200. A charge of $45,000 was taken to account for the value of the reset concession granted to the bondholders. This charge is being amortized over the eighteen-month term of the reset concession. A charge of $120,200 was taken immediately to account for the conversion terms associated with the accrued interest.

        As of January 5, 2001, bondholders owning an aggregate of $475,000 of the Company’s series C and series D convertible bonds extended the maturity date of their bonds from January 7, 2001 to January 7, 2002. In consideration for this maturity postponement, the Company accorded the bondholders the following: (1) 57,000 shares of the Company’s common stock with registration rights, (2) reduction in the “per unit” conversion rate of the series C and series D convertible bonds remaining outstanding from $0.75 to $0.50, (3) increase in the ratio of preferred stock to warrants comprising the units from one share of preferred stock and one warrant to one share of preferred stock and one and one tenth warrants, and (4) reduction of the exercise price of the warrants from $0.85 per share to $0.57 per share. The $160,000 value of the foregoing was recorded as bond discount and amortized to interest expense over the one-year bond maturity extension.

11. Accrued Expenses and Other Current Liabilities

        Accrued expenses and other current liabilities include the following:

                                                                          December 31,
                                                                     ---------------------
                                                                      2002           2001
                                                                      ----           ----

        Accrued compensation and related taxes                      $233,093       $124,251
        Convertible bond interest                                      -            119,563
        Accrued sales, goods and services taxes                       59,217          -
        Other                                                        153,481        148,835
                                                                    --------       --------
          Total accrued expenses and other current liabilities      $445,791       $392,649
                                                                    ========       ========

12. Long Term Debt

        Long term debt includes the following:

                                             December 31, 2002
                                             -----------------

        Canadian term loan                       $  987,576
        Capital lease obligations                    31,372
                                                 ----------
             Total debt                          $1,018,948
        Less:  current maturities                   173,493
                                                 ----------
             Long term debt                      $  845,455
                                                 ==========

        Effective August 26, 2002, in connection with the acquisition of substantially all the assets of Dumex Medical Inc., the Company entered into a five-year term loan agreement with a Canadian Bank. The loan is repayable in monthly payments consisting of principal and interest commencing October 1, 2002. Interest on the outstanding principal balance is payable monthly at the bank’s prime rate (as defined) plus 1.25%, or 5.75% at December 31, 2002. The term loan is secured by all tangible and intangible assets of Dumex Medical Canada Inc. and subject to the same financial covenants applicable to the operating line of credit (Note 9).

        The Company has commitments under capital leases for certain manufacturing equipment. Payments consisting of principal and accrued interest relative to these capital leases are made monthly. Interest rates range from 8.7% to 10.1% per annum. The leases expire at various times through August, 2004.

        The following are the required maturities for the next 5 years:

                           Capital Leases      Term Loan             Total
                           --------------      ---------             -----

              2003             $28,970          $144,523          $  173,493
              2004               2,402           144,523             146,925
              2005                 -             154,666             154,666
              2006                 -             174,949             174,949
              2007                 -             368,915             368,915
                               -------          --------          ----------
                               $31,372          $987,576          $1,018,948
                               =======          ========          ==========

13. Shareholders’ Equity

      Preferred Stock

        There are 150,003 shares of series A convertible preferred stock outstanding. The series A preferred stock is convertible into common stock on a one-for-one basis, bears no dividend, maintains a liquidation preference of $4.00 per share, votes as a class on matters affecting the series A preferred stock and maintains voting rights identical to the common stock on all other matters.

        There are 452,504 shares of series B convertible preferred stock outstanding. The series B preferred stock is convertible into common stock on a one-for-one basis, bears no dividend, maintains a liquidation preference of $6.00 per share, votes as a class on matters affecting the series B preferred stock and maintains voting rights identical to the common stock on all other matters.

        There are 719,055 shares of series C convertible preferred stock outstanding. The series C preferred stock is convertible into common stock on a one-for-one basis, bears no dividend, maintains a liquidation preference averaging $0.71 per share, votes as a class on matters affecting the series C preferred stock and maintains voting rights identical to the common stock on all other matters.

        There are 1,204,680 shares of series D convertible preferred stock outstanding. The series D preferred stock is convertible into common stock on a one-for-one basis, bears no dividend, maintains a liquidation preference averaging $0.53 per share, votes as a class on matters affecting the series D preferred stock and maintains voting rights identical to the common stock on all other matters.

      Stock Purchase Warrants

        At December 31, 2002, the Company had warrants outstanding to purchase the Company’s common stock as outlined below:

          Series    Number of Warrants      Exercise Price    Expiration Date
          ------    ------------------      --------------    ---------------

             E          2,200,009               $0.85         July 18, 2005
             F          1,309,441               $0.57         January 6, 2007

        The Company’s 666,673 series B warrants with an exercise price of $6.75 per share expired on June 15, 2002. In connection with the conversion of the Company series C and D convertible bonds on January 2, 2002 described in Note 10, 1,309,441 series F warrants were issued. The Company’s 450,000 series A warrants with an exercise price of $4.50 per share expired on November 15, 2001. Other warrants numbering 10,000 with an exercise price of $15.63 per share expired on August 2, 2001.

      Other Equity Transactions

        The Company initiated in January 2002 a private offering of 4,000,000 shares of its common stock at a price of $0.50 per share. Offering proceeds are being used to fund strategic initiatives and for general working capital purposes. As of December 31, 2002, 1,600,000 shares of common stock have been issued pursuant to the offering and offering proceeds of $753,320, net of $46,680 in offering expenses, have been received.

        In May 2002, a total of 624,167 shares of series A, B and C preferred stock were converted into 624,167 shares of common stock. In February 2001, a total of 229,169 shares of series B, C and D preferred stock were converted into 229,169 shares of common stock. In January 2001, 57,000 shares of common stock were issued as consideration for extending the maturity date of the series C and D convertible bonds.

14. Income Taxes

        Income before income taxes consists of the following components:

                                                     2002               2001
                                                     ----               ----

        Domestic                                 $ 245,732           $200,898
        Foreign                                   (182,214)              -
                                                 ----------          --------
        Total income before income taxes         $  63,518           $200,898
                                                 ==========          ========

        Significant components of the Company’s deferred tax assets and liabilities are as follows:

                                                              December 31,
                                                      -------------------------
                                                       2002               2001
                                                       ----               ----
      Deferred tax liabilities:
        Prepaid insurance                        $   (10,531)       $    (6,155)
        Patent amortization                          (51,537)           (45,957)
        Deferred financing costs                     (26,930)              -
                                                 ------------       ------------
          Total deferred tax liabilities             (88,998)           (52,112)
      Deferred tax assets:
        Net operating loss carryforwards - U.S.    2,849,013          2,775,333
        Net operating loss foreign                    61,953               -
        Depreciation                                  80,481            146,454
        Amortization of intangibles                   94,759             79,794
        Accrued expenses                             148,931            281,469
        Allowance for bad debts                       16,237             20,297
        Other                                         16,814              9,728
                                                 ------------       ------------
          Gross deferred tax assets                3,268,188          3,313,075
        Valuation allowance                       (3,179,190)        (3,260,963)
                                                 ------------       ------------
          Total deferred tax assets                   88,998             52,112
                                                 ------------       ------------

      Net deferred tax assets                    $      -           $      -
                                                 ------------       ------------

        The majority of the valuation allowance relates to net operating loss carryforwards for which realization is not assured.

        The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

                                                                   December 31,
                                                              ---------------------
                                                               2002           2001
                                                               ----           ----

        Tax expense at U.S. statutory rates                $  21,596       $ 68,305
        State income taxes, net of federal benefit            23,183         16,268
        Decrease in valuation allowance                     (143,726)       (90,427)
        Foreign losses not benefited                          61,953           -
        Utilization of net operating loss carryforwards       34,744           -
        Nondeductible expenses                                 4,400         14,354
                                                           ----------      ---------
        Provision for income taxes                         $   2,150       $  8,500
                                                           ----------      ---------

        At December 31, 2002, the Company has net operating loss carryforwards of approximately $7,000,000 for federal income tax purposes that begin to expire in years 2012 through 2020. For state income tax purposes, the Company has net operating loss carryforwards of approximately $7,000,000 that expire in years 2004 through 2010. As of December 31, 2002, the Company has foreign net operating loss carryforwards of approximately $182,000 which begin to expire in 2009. Based on transactions occurring in periods prior to 2001, the Company may have had a change in control as defined in Internal Revenue Code Section 382. Consequently, certain limitations may apply to the timing and amount of the utilization of the federal operating loss carryforwards.

15. Operating Segments

        The Company consists of three operating segments: wound care, wound closure-fasteners and skin care. Products in the wound care segment consist of basic and advanced dressings, ointments and sprays designed to treat wounds. Wound closure-fasteners products include wound closure strips, nasal tube fasteners, a variety of catheter fasteners and net dressings. The skin care segment consists of bath sponges, antibacterial skin cleansers, hair and body soaps, lotions and moisturizers designed to enable customers to implement and maintain successful skin care / hygiene programs. As of August 26, 2002, Dumex Medical Canada Inc.’s operating results have been included in the wound care segment.

        Products in all three operating segments are marketed to long-term care facilities, hospitals, physicians, clinics, home health care agencies and other healthcare institutions. The manufacture of advanced wound care and wound closure-fastener products is primarily outsourced. Basic wound care and skin care products are manufactured in-house with the exception of the bath sponge line. Internally, the segments are managed at the gross profit level. The aggregation or allocation of other costs by segment is not practical.

        Segment sales and gross profit for 2002 and 2001 are as follows:

                                        Year Ended December 31, 2002
                                        ----------------------------

                                          Wound Closure-                                       Total
                          Wound Care        Fasteners       Skin Care      Other Costs        Company
                          ----------        ---------       ---------      -----------        -------

Net sales                 $6,007,456       $3,157,218      $2,584,798             -         $11,749,472
                          ----------       ----------      ----------      ------------     ------------
Gross profit               2,815,534        1,579,807         864,861             -           5,260,202
Total expenses                  -                -               -         $(5,198,834)      (5,198,834)
                                                                                            ------------
Net income                                                                                  $    61,368
                                                                                            ============
Net long-lived assets     $  946,321             -         $1,250,536      $    42,379      $ 2,239,236
                          ==========       ==========      ==========      ============     ============

                                        Year Ended December 31, 2001
                                        ----------------------------

                                          Wound Closure-                                       Total
                          Wound Care        Fasteners       Skin Care      Other Costs        Company
                          ----------        ---------       ---------      -----------        -------

Net sales                 $2,979,406       $2,898,321      $3,184,348             -          $9,062,075
                          ----------       ----------      ----------      ------------     ------------
Gross profit               2,278,555        1,411,447         767,718             -           4,457,720
Total expenses                  -                -               -          (4,265,322)      (4,265,322)
                                                                                            ------------
Net income                                                                                  $   192,398
                                                                                            ============
Net long-lived assets     $  165,982       $      623      $1,212,610      $    59,320      $ 1,438,535
                          ==========       ==========      ==========      ============     ============

        Long-lived assets consist of property, plant and equipment, patents and trademarks and goodwill. Wound care long-lived assets consist principally of Dumex Medical Canada Inc. property, plant and equipment in 2002 and patents and trademarks in both years. Wound closure and fastener products are for the most part outsourced and accordingly are not appreciably supported internally by long-lived assets. Skin care long-lived assets consist of goodwill associated with the acquisition of Sunshine Products, Inc. and property plant and equipment associated therewith.

        A geographical breakdown of the Company’s sales, gross profit and long-lived assets is outlined below:

                           United States        Canada           Other           Total
                           -------------        ------           -----           -----
2002

Net sales                    $8,799,412       $2,274,516       $675,544       $11,749,472
                             ----------       ----------       --------       -----------
Gross profit                 $4,615,202       $  410,000       $235,000       $ 5,260,202
                             ----------       ----------       --------       -----------
Net long-lived assets        $1,439,254       $  757,159       $ 42,823       $ 2,239,236
                             ----------       ----------       --------       -----------

2001

Net sales                    $8,460,075             -          $602,000       $ 9,062,075
                             ----------       ----------       --------       -----------
Gross profit                 $4,247,720             -          $210,000       $ 4,457,720
                             ----------       ----------       --------       -----------
Net long-lived assets        $1,438,535             -              -          $ 1,438,535
                             ----------       ----------       --------       -----------

        Other sales relate principally to wound closure-fastener sales in Europe. Other assets relate to the Company’s manufacturing facility in China obtained with the acquisition of Dumex Medical Inc. in 2002.

16. Operating Leases

        The Company has operating lease agreements for its facilities and equipment expiring in various years through 2008. Expense under these agreements amounted to $399,941 and $308,991 in 2002 and 2001, respectively. Minimum future rental payments under non-cancelable operating leases as of December 31, 2002 are:

            Year Ending                               Minimum Future
            December 31,                                  Payments
            ------------                                  --------

              2003                                     $  444,733
              2004                                        384,414
              2005                                        326,824
              2006                                        312,938
              2007                                        205,223
              Thereafter                                    6,047
                                                       ----------
            Total minimum future rental payments       $1,680,179
                                                       ==========

17. Stock Options

        The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations in accounting for its stock options. Under APB 25, compensation expense is recognized if the exercise price of the Company’s stock options is less than the market price of the underlying stock on the date of grant.

        The Company has a stock option plan under which options to purchase a maximum of 300,000 shares of common stock may be issued. The plan permits the granting of both incentive stock options and nonqualified stock options to employees and directors of the Company (excluding members of the Compensation Committee) and certain outside consultants and advisors to the Company. The option exercise price may not be less than the fair market value of the stock on the date of the grant of the option. The duration of each option may not exceed 10 years from the date of grant. As of December 31, 2002, options to purchase 29,000 shares of the Company’s common stock were issued and outstanding under the plan. No options granted under the plan have been exercised.

        The Company may, from time to time, grant nonqualified stock options to officers, directors, agents and employees outside of the stock option plan (“non-plan options”). Non-plan options to purchase 1,698,000 and 740,000 shares of common stock were granted to officers, directors, agents and employees in 2002 and 2001, respectively, with exercise prices ranging from $0.40 to $0.85 per share. All non-plan options were granted at the fair market value at the date of grant.

        A summary of the Company’s stock option activity and related information for the years ended December 31, 2002 and 2001 follows:

                                              2002                           2001
                                    --------------------------     ---------------------------
                                                   Weighted                        Weighted
                                                   Average                         Average
                                     Options    Exercise Price      Options     Exercise Price
                                     -------    --------------      -------     --------------

Outstanding - beginning of year     1,273,435       $1.97            533,435        $4.14
    Granted                         1,698,000       $0.55            740,000        $0.40
    Exercised                            -            -                 -             -
    Forfeited                        (183,520)      $2.06               -             -
                                    ----------                     ---------
Outstanding - end of year           2,787,915       $1.11          1,273,435        $1.97
                                    ==========                     =========
Exercisable at end of year          1,352,415       $1.71            706,685        $3.21
                                    ---------       -----          ---------        -----

        Exercise prices for options outstanding December 31, 2002 ranged from $0.40 to $12.50. The weighted average remaining contractual life of options outstanding at December 31, 2002 was 7.9 years.

18. Related Party Transactions

        The Company has a consulting agreement with its founder, former president and former director. In 2002 and 2001 compensation and reimbursed expenses under this agreement were $56,742 and $56,095, respectively.

        The Company purchases marketing services from a firm owned by a director and his son. Total expenses for services rendered in 2002 and 2001 were $54,363 and $50,816, respectively.

        A director of the Company is a general partner in the firm that owned $475,000 of convertible bonds which were converted into common stock in January 2002. This firm also holds a significant equity ownership in the Company.

19. Retirement Benefits

        The Company maintains a profit sharing/401(k) plan for eligible full-time U.S. employees. Participants may contribute up to 12% of their salary to the plan, subject to IRS limitations. The Company initiated a matching contribution of 50% on the first 6% of each participant’s annual earnings contributed to the plan, effective November, 2001. Company contributions to the plan for the years ended December 31, 2002 and 2001 were $35,723 and $5,682, respectively.

20. Non-recurring Fourth Quarter 2002 Charges

        The Company’s fourth quarter 2002 operating results were adversely impacted by several non-recurring charges. In October 2002, the Company accepted the resignation of an officer and recorded a $240,000 charge for severance and other related costs. In connection with the acquisition of substantially all of the assets of Dumex Medical Inc., the Company entered into an agreement with the former owner of Dumex Medical Inc. to pay a $64,000 obligation of the owner if certain pre-determined financial objectives were met by year-end and the individual was still employed by the Company. The criteria for payment having been fulfilled, the liability was recorded at year-end and paid in February, 2003.

21. Subsequent Events (Unaudited)

U.S. Line of Credit Termination

        Effective February 28, 2003 the Company terminated its existing credit facility and paid from cash-on-hand all outstanding indebtedness thereunder, together with a $50,000 early termination fee. In connection with this termination, the Company will write off, in the first quarter, 2003, the $66,342 of deferred financing costs related to the facility that were being amortized to interest expense over the facility’s original 36 month term.

Renewal of St. Louis Lease

        In February, 2003 the Company renewed its lease for one year on its existing facility in St. Louis, Missouri. The company utilizes the facility for the manufacture and distribution of its skin care line of products. Minimum future non-cancelable rental payments for the twelve months lease term ending January 31, 2004 are $89,300.

New U.S. Line of Credit

        In March, 2003 the Company entered into a one year line of credit agreement (subject to annual renewal) with a U.S. lender (the “Agreement”) for a maximum principal amount of $2,000,000. No funds have been drawn against the line to date. Estimated maximum potential advances under the Agreement on the date of signing were $1,250,000, less any outstanding standby letters of credit. Advances will be utilized to fund strategic initiatives and for general working capital purposes.

        The Company may request advances under the Agreement up to the value of 80% of eligible U.S. receivables (as defined) and 50% of eligible U.S. inventory (as defined), excluding work-in-process inventory. Interest on outstanding advances is payable monthly in arrears at the one month LIBOR rate (as published in “The Wall Street Journal”), plus 3.0%, or 4.3% on the date of signing. In addition, the Company will pay an annual line fee of $20,000. This line fee and any one-time lender or legal costs associated with securing the line of credit will be deferred and amortized to interest expense over the line term of one year.

        Outstanding advances are secured by all existing and after-acquired tangible and intangible assets of the Company’s U.S. operations. Over the term of the Agreement, the Company has agreed to maintain its fixed charge ratio (as defined) at not less than 1.25:1.0 as measured quarterly on a twelve month trailing basis. Additional covenants governing permitted indebtedness, changes in entity status, purchase of securities and protection of collateral are included in the Agreement.

        As security for indebtedness of the Company’s subsidiary, Dumex Medical Canada Inc., the Company has accorded a Canadian bank its guarantee of payment together with a second lien security interest in the Company’s assets located in the U.S. In connection with the Agreement and in return for a standby letter of credit in the amount of $200,000 ($300,000 Canadian equivalent) against the new line of credit, the Canadian bank has agreed not to exercise its rights under its second lien security interest and guarantee against the Company’s U.S. assets without the U.S. lender’s approval. The standby letter of credit serves to reduce the Company’s potential borrowing capacity under the Agreement by $200,000.